Filed by Coeur Mining, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Paramount Gold and Silver Corp.

Commission File No.: 001-33630

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

COEUR MINING, INC.

Moderator: Mitchell Krebs

December 17, 2014

10:00 a.m. ET

Operator:	Good morning. My name is (Suzanne) and I will be your conference operator today.

At this time, I would like to welcome everyone to the Coeur to acquire Paramount conference call. All lines have been placed on mute to prevent any background noise.

After the speakers’ remarks, there will be a question-and-answer session. If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

Mitchell Krebs, you may begin your conference.

Mitchell Krebs:	OK, thanks. Good morning, everybody, and thanks for joining us on such short notice to talk about our acquisition of Paramount Gold and Silver and to answer any questions you might have.

We’ve put up a slide deck on our website, and please review the cautionary statements on slides two and three in there and the risk factors in our public filings for risks and uncertainties that could cause actual results to differ from any forward-looking statements we make on this call.

Probably everyone on this call has been aware of Paramount’s San Miguel assets located immediately next door to our Palmarejo operation. This has been a transaction or it is a transaction that makes a ton of sense for both

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

companies and has been a long time coming. You look around our industry and it’s hard to find a more logical, strategic acquisition with a bigger impact on the purchaser than this one.

We’ve talked a lot this year about the transition under way at Palmarejo and there are a lot of moving parts. There’s the new gold stream agreement with Franco-Nevada that will significantly reduce that burden going forward. We’ve accelerated development at Guadalupe and that underground mine, and we’re already in the process of winding up open-pit operations and expect to be done with the open pit in the first half of 2015. And then we also expect to complete underground mining at the original Palmarejo underground by early 2016.

So all of this will end up leaving our 6,000-ton-a-day processing facility with excess capacity which we can now use to process material from Paramount’s high-grade Don Ese deposit.

Don Ese has current M&I mineralized material of about 4 million tons with average grades close to 6.2 ounce per ton silver and about .082 ounce per ton gold. It extends over the shared property boundary onto our ground where it goes by the name of Independencia.

And as our exploration efforts a Palmarejo have transitioned to higher-grade, underground targets, Independencia has been a real focus of ours. And we plan to put out an initial estimate of mineralized material from a small amount of drilling that we have done at Independencia in the next few weeks.

So the combined Don Ese and Independencia deposit is located only about 800 meters north of Guadalupe. We plan to tunnel over to Don Ese and Independencia over the next 12 months at a cost of about $15 million and turn Don Ese and, eventually, Independencia into a second source of mill feed along with Guadalupe back to the Palmarejo processing facility.

We expect to achieve production rates of about 2,500 tons a day from Don Ese and close to 2,000 tons a day from Guadalupe, which combined should result in average annual production of approximately 6 million ounces of silver and 110,000 ounces of gold annually over the next eight years.

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

This should be a very high-quality production profile that we expect will yield very strong free cash flow. It consists of much higher-grade material, it will benefit from the ongoing cost reductions we’re seeing at Palmarejo. The lower gold stream burden on Guadalupe that kicks in September of 2016 and then no gold stream burden on any Don Ese material will have a big impact on the free cash flow and the higher recovery rates that we’re seeing not only from Guadalupe and the Palmarejo side of things, but we’ve done a whole suite of met tests on the Don Ese ore to make sure we understand how that material will perform through our plant. And we expect to see some slightly higher recovery rates from the Don Ese material.

This transaction has a lot of advantages for Coeur and our stockholders. It’s low risk given it’s the same material and right there in the same area as our current development and mining activities, so we know the area, we’re familiar with it, we’ve been there since 2009.

It’s low capital. For $15 million we’ll be into production there from Don Ese, and then that provides us with some near-term production growth and cash flow.

It takes advantage, obviously, of the excess capacity and other infrastructure that will be available, especially as we transition away from the open pit and from the Palmarejo underground, so things like the workforce and equipment can be transitioned over from Palmarejo not only to Guadalupe, but now also to Don Ese and, ultimately, to Independencia as well.

We see it as being very accretive to our net asset value per share and cash flow per share. And it really dramatically improves our projected cash flow, even in the current silver and gold price environment which is obviously a big point of focus for us all.

We’re confident there’s a lot more high-grade material to be added through continued exploration along our shared boundary on known structures.

And then it also, this transition adds a significant amount of additional silver and gold resources at seven other deposits there at San Miguel that provide us a lot of optionality on any future increases in silver and gold prices, although those other deposits don’t factor into our near-term plans.

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

Just to cover a few transaction specifics, we’ll be issuing 32.7 million new shares to Paramount stockholders, which equates to .2016 Coeur shares for each Paramount share. And that means on a pro forma basis, existing Paramount stockholders will own about 24 percent. Based on yesterday’s closing prices on a 20-day VWAP basis, the premium is about 19.8 percent. And we expect closing to occur in the second quarter of 2015 after receiving regulatory and stockholder approvals.

Paramount’s Nevada assets will be spun off into a separate public company and Coeur will contribute $10 million in cash into that spinco and receive a 4.9 percent interest in that entity. And we have lockups on just over 18 percent of the existing outstanding Paramount shares.

So just to wrap up, we see Don Ese being a significant near-term contributor of production and cash flow over a long mine life. And we’re really pleased to be adding the entire San Miguel package to Palmarejo. Combined, Palmarejo will be positioned to remain one of the largest silver and gold mines in Mexico with a very compelling future ahead of it.

The timing makes a lot of sense for us as we continue the transition at Palmarejo. From Paramount’s perspective, they’ve progressed Don Ese a lot over the last few years. We now can see the impact on Palmarejo and on the company and how substantial that will be. And the synergies between the two are very obvious, they’re very unique and they’re very significant.

So with that, we’d be happy to take any questions you might have.

Operator:	At this time, I’d like to remind everyone, in order to ask a question simply press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile a Q&A roster.

Your first question comes from the line Jorge Beristain. Your line is open.

Jorge Beristain:	Hey, Mitch. This is Jorge with Deutsche Bank.

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

Mitchell Krebs:	Hey, how are you?

Jorge Beristain:	Good morning. I just wanted to just run through the financials just so I understand them from an enterprise-value point of view. But again, could you just walk us through? You’re issuing 20 percent more stock, so that’s about $145 million, is it, of equity?

Mitchell Krebs:	Yes, 143, I think, is the - 145 -

Jorge Beristain:	OK. And then you’re additionally kicking in another $10 million to the spinco.

Mitchell Krebs:	Yes.

Jorge Beristain:	So that’s not going to be netted out from the equity, that’s in addition.

Mitchell Krebs:	Yes.

Jorge Beristain:	Right, so that’s 153. And then you still would have to spend $15 million on development cap ex for the decline. Is there any other development cap ex we should be aware of so that you can get to those incremental 3 million ounces by 2016?

Mitchell Krebs:	That’s it. There will be obviously the ongoing development cap ex of around $10 million a year in 2016 and beyond. But to get us up to the end of 2015 that’s everything.

Jorge Beristain:	OK. So what I’m having difficulty understanding with the transactions then is if you’re spending about, from an enterprise-value point of view, close to $170 million, it seems like quite a lot when you compare it on a per-ounce basis. So I’m just trying to understand how you would view this transaction to be cash flow of earnings accretive if just given what you’re paying on a per- ounce basis for those incremental 3 million ounces you’re paying about $170 million.

So if you could just kind of walk us through the math as to how you see it being accretive. Is it just a massive structural difference in the unit costs that you’re expecting on the Don Ese side? You know, how do you come up with this accretion given the amount of share issuance you’re having?

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

Mitchell Krebs:	Yes, a fair question. On an annual basis, this will add about 7 million ounces of silver equivalent if you just take the mine plan that we put out in July for the base case and of Guadalupe going forward.

The costs that we also put in that July presentation for underground mining of, I think, $53 a ton, processing of about $27 and then G&A of, I think, $17.

As we look at what we’ve applied then to Don Ese, we’re using the same mining costs. We’re using slightly lower processing costs given the need to only run that ore through the vat-leaching component of the Palmarejo plant. And then on the G&A, there’s really a pickup there in terms of only applying the variable component of G&A which is about $5 a ton to the incremental production that will come out of Don Ese. And then applying the recovery rates of around 85 percent for silver and about 91 percent - 95 on gold from our test work.

That results in a cash flow stream that is more than double what we expect to see out of just the base case plan. So you know, (net-net) on a per-share basis in the pickup is pretty significant for us. And not only is it, you know, in terms of cash flow starting in 2016, but it’s pushing us out then beyond what the mine life shows in the July mine plan that we put out.

And so you know, 2017 or so, it’s about a 50/50 split between, in terms of ore back to the mill, between Guadalupe and Don Ese, but then the Don Ese component grows from there on a relative basis to become the primary ore source that extends the overall profile of the cash flow as cash.

Jorge Beristain:	And could you quantify roughly what you’re saving on mining the Don Ese ore and not having to pay the royalty is versus what you’re currently? Would you be saving yourself, like, $3 per ounce on sort of a net silver-equivalent basis?

Mitchell Krebs:	That’s pretty close. You know, once we go on to the new gold stream agreement, that just roughly will be call it 15 to $20 million a year. And so on

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

the incremental pickup of silver-equivalent ounces not subject to that, yes, that’s about $3 an ounce. But that $20 million number is a pretty good proxy for what we expect to pay to Franco under the new terms from Guadalupe. And obviously, that won’t apply to the Don Ese material.

Jorge Beristain:	OK, thanks. I’ll pass the Q&A along. Thank you.

Mitchell Krebs:	OK. Thanks, Jorge.

Operator:	A next question comes from Matthew O’Keefe from Dundee Capital Markets. Your line is open.

Matthew O’Keefe:	Thanks, Operator.

Good morning. The first caller really hit some of the -

Mitchell Krebs:	Hi, Matt.

Matthew O’Keefe:	- morning - hit some of the key points. But I was just wondering on the status of the resource and, you know, your understanding of the ore body. How detailed is that? What kind of due diligence did you do on this? And what’s the permitting status of this project?

Mitchell Krebs:	Yes, I’ll hit the last question, Matt, and then I’ll turn it over to Joe Phillips who’s sitting next to me here and he can talk a little bit about the diligence.

But permitting-wise, that’s another kind of synergistic area where we can take advantage of what we already have in place there at Palmarejo to develop over to the property boundary.

As far as any new permits, none would be needed given that we would be developing from underground and not anticipating any new surface disturbances on any new ground that we’d be acquiring. So no permitting considerations that factor into this.

Joe, do you want to talk a little bit about the resource and the diligence that we’ve done?

COEUR MINING, INC.

Moderator: Mitchell Krebs

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Confirmation # 50644810

Joe Phillips:	Right. Through extensive review of the resource work done by MDA for Paramount, the level of drilling in the Don Ese deposit is good. A large percentage of the resource is measured and indicated. And our ability to use existing mining costs, processing costs and actual costs for a mine next door has enabled us to advance and validate those numbers. So we’re very comfortable with it.

Matthew O’Keefe:	And what about the key risks as far as development goes? Where do you see that?

Mitchell Krebs:	You know, Matt, I’d say it’s ground conditions. You know, can we develop at the rates and at the costs per meter that we’re assuming? You know, there that’s mitigated, to a large degree, by the fact that it’s - we’re developing now as we speak at Guadalupe and we expect something very similar. We’ve done a lot of geotech work on this rock. But that’s always a risk when you’re doing any underground development.

The ejido that covers that ground is the same ejido that we work with on our side of the fence, so to speak. Mining (inaudible) the ability to mine using the methods that we anticipate.

But you know, boy, you look at this compared to a standalone M&A opportunity and the risks are very - it’s a shorter list and, you know, we’re much more capable of mitigating them just because we’re already, you know, right there and we’ve been there.

Matthew O’Keefe:	Right. OK, well, that makes sense. Sounds like you’ve got a pretty full plate now. If I could ask this one more question, is that it then for M&A in the, you know, in the next sort of year or are you still looking around? Or I mean, with this full plate and capital requirements are you kind of done or are you still looking and what would you still be looking at?

Mitchell Krebs:	Well, yes, we have an internal first focus given where we’re going with Kensington and the higher grades there, with the expansion that, I think, has validated itself at Rochester this year, there’s more ahead there to keep us busy. And then, obviously, Palmarejo has a big year ahead of it.

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

And I say that, but yet, you know, we always have to be looking at ways we can improve the quality of the portfolio of assets that we have. And to the extent that there is something that improves our cash flow, reduces our costs, can generate a greater return, that is relative to other opportunities to allocate capital, is attractive. And we always have to have our eyes open on those kinds of things.

And our first priority is executing on what I think now are very solid, credible plans underpinning each of our existing assets.

Matthew O’Keefe:	OK, that sounds good. And just to end off, so are we - I may have missed this - are we going to get sort of a revised mine plan then in the near term?

Mitchell Krebs:	So we will, in terms of a 43-101 at closing, we’ll have an updated TR that will combine everything together, that will include an updated mine plan and the most likely convert a lot of this material that’s currently in resources into reserves. So that will all be a part of what we’ll put out when we close.

Matthew O’Keefe:	OK. Great, thanks a lot. We’ll watch for a big year for executions. So thanks very much.

Mitchell Krebs:	OK, thanks.

Operator:	A next question comes from the line of Adam Graf from Cowen and Company. Go ahead, your line is open.

Adam Graf:	Good morning, guys. A couple of quick questions. I notice that the tunnel that you guys are putting in over to Independencia/Don Ese, you’re going to cut across a number of structures that you guys have defined both on your ground and what appears to be extensions of structures that Paramount has defined and drilled on their ground.

Is there - is that going to be - are you guys going to be fast-tracking on the exploration side to hopefully define those structures and develop potential resources?

Mitchell Krebs:	Yes. Thanks, Adam.

COEUR MINING, INC.

Moderator: Mitchell Krebs

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Confirmation # 50644810

Hans, I’ll have you talk about that.

Just real quick, Adam, a key factor in doing this transaction, the fact that we will be cutting through, like you said, a few structures that have an underground development, some drill stations. We think we can drill out some new material a lot more cost-effectively, a lot quicker and get it into the mine plan.

And so, you know, Hans has a lot to do next year on the underground-target side at Palmarejo really in a pretty tight area there in this, what hopefully will be become or is becoming a mining complex with quite a few structures sitting between Guadalupe and Don Ese.

Hans, you want to add to that?

Hans Rasmussen:	Yes. Adam, as you saw in our presentation in New York, we had been working on the Independencia structure, so we have been drilling that. So the best understood, in terms of resources, are Don Ese and then next is Independencia. We do have drill results in the Banco structure that indicate good mineralization.

And then as you probably saw from news releases from Paramount, they have drilled the Dana, but (early days) on that structure.

So there’s a lot to do. Our main focus in exploration will be near the tunnel because anything we can add in terms of resources and reserves in the future near the tunnel will fall right into the mill. So as you can see, we’ve got these structures identified on the map and those are mapped on surface. We do have mineralization on surface, very little drilling in most of those except for Independencia and Don Ese. So that’s a full-court press for us for next year going after those ahead of the tunneling.

Adam Graf:	It certainly looks like, you know, Paramount has a number of structures north of Don Ese that you guys don’t show mapped. Are you guys going to start to chase those over the next, say, two years?

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

Hans Rasmussen:	Yes. Those would fall into the longer-term exploration programs, near term being closer to the tunnel and then those other three or four structures; two north of Don Ese and a couple south would fall into our longer-term exploration program.

Adam Graf:	And then maybe a question for both you and Mitch. You know, at San Miguel there are significant heap leach opportunities at San Francisco and San Antonio that Paramount has done some work on. And those, obviously because they’re heap leach opportunities, could probably be started pretty rapidly. Have you guys taken a look at those at current metal prices? And what would be the timing and infrastructure needs to potentially bring that heap leach opportunity online?

Mitchell Krebs:	Hey, Adam, I’ll have Joe - go ahead, Hans, and then I’ll have Joe follow up after you.

Hans Rasmussen:	I’ll defer to Joe.

Mitchell Krebs:	OK, Joe, go ahead.

Joe Phillips:	OK, and this is Joe. You know, we’ve taken a look at the heap leach opportunity. Frankly, there’s a couple of the other identified deposits, La Union and San Miguel, which have much higher-grade ore and have a bit higher or near to midterm interest for us. So we’ll continue to look at the heap leach, but don’t see it right now as being a real high-priority, near-term target.

Adam Graf:	OK. And then just a follow up for that, Joe, if I can. You know, the high- grade underground opportunities at San Miguel and Union, would those be - you’d portal into those and then take the high-grade ore on existing roads all the way around to the Palmarejo mill? Is that sort of the thought? Or would you put in a new road that was more direct?

Joe Phillips:	If I had to guess now, I’d say it’ll end up being a new road. But having said that, we have not designed anything. But my gut tells me that that’ll be substantially more economical.

COEUR MINING, INC.

Moderator: Mitchell Krebs

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Confirmation # 50644810

Adam Graf:	You know, the terrain there is fairly mountainous so I’d be curious on the capital cost there.

Joe Phillips:	I wouldn’t know what to tell you yet on that. The good news is that a single road up into that area will probably serve three or four separate deposits. So you know, the capital cost of that will ultimately be spread out over quite a few tons.

Adam Graf:	And as you guys are seeing this now, you know, just with what you see, you know, nearby at Don Ese, south of Don Ese, north of Don Ese, you know, maintaining the, you know, similar grades, you know, what’s your first take at how you see mine life extending just with that material? Do you think you can keep the mill close to full for, you know, closer to 10 years, 15 years, 20 years? Any thoughts there?

Mitchell Krebs:	Oh, boy, the lawyers are looking at me with scowls.

Adam Graf:	That wouldn’t be a good question if they weren’t.

Mitchell Krebs:	Yes. You just wanted to make sure they were listening, right? But the 4 million tons of M&I at Don Ese with the grades that carries and with the costs that we have and the recovery, that really, in our view, makes the deal work and it justifies the deal. So we don’t have to look for places to hang some additional value to justify this. So we can look just at that M&I and feel good about the kind of eight-year mine life that we talked about in our release and in the slides.

To your point, though, Adam, there’s a lot more material beyond that 4 million tons. And even if prices don’t go anywhere, even if prices go down, there’s still more for us to do there to add more tons and ultimately extend the mine life. That work remains ahead. I’m just really tickled that we have a very solid eight-year runway now ahead of us to buy us that kind of time to do that kind of work. And you know, as we go along we’ll hopefully be talking about resource additions and mine-life extensions.

Adam Graf:	Very good. Thanks, guys. I don’t want to monopolize any more of your time.

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Moderator: Mitchell Krebs

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Confirmation # 50644810

Mitchell Krebs:	OK, thanks, Adam.

Operator:	A next question comes from the line of Chris Thompson from Raymond James. Go ahead, your line is open.

Chris Thompson:	Hey, Mitch, thanks for taking my call. Congratulations, by the way, guys. Just a couple of quick questions here. The NSR you mentioned in your press release, the San Miguel, .7 percent NSR for $5.25 million. Who owns that or who did own that?

Mitchell Krebs:	Nobody. So that’s a newly created NSR that we are taking back in exchange for providing $5 million, $5.25 million. More than anything, Chris, that was a way to get some cash into Paramount so that we and they could continue doing some very targeted drilling and other work between now and closing.

So if for some reason this deal doesn’t happen, that royalty will remain and they continue with the - you know, we’d retain a .7 percent NSR on San Miguel and they’d keep the $5.25 million.

Assuming the deal closes, like we all do, then we can either cancel that or we can keep it inside Coeur capital and ultimately pay ourselves a royalty off of production from San Miguel.

But it was more just a mechanism or structure to get some cash into Paramount so that we could keep going and keep progressing between now and closing.

Chris Thompson:	OK, good. Just moving on, I guess, to your cap ex estimate, $15 million. Could you break that down? Is there - what I’m looking for here is money that’s going to be spent on refining the resource, upgrading it to reserves, obviously development expenditure, you know, a level of sort of underground stope expenditure.

Mitchell Krebs:	Yes, I’ll let Joe answer that, Chris.

Joe Phillips:	Yes, Chris. Good morning, this is Joe again. Roughly half to 60 percent of that is actually for the development of the underground deep finds and

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Moderator: Mitchell Krebs

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ventilation facilities. There is some capital equipment, capital leases in that and the rest of it is just miscellaneous other development expenditures, minor infrastructure.

Chris Thompson:	So you - are you happy as far as the M&A resource? Does that give you the confidence to make a production decision here? Or do you sort of see, you know, or foresee additional work being applied to drilling, for instance, by way of upgrading that to reserve status?

Joe Phillips:	Going back to the discussion from the previous caller, that $5 million, there’s going to be some of that money that’s going to be spent on some targeted drilling and in a couple of areas where we have some curiosity, including both resource, metallurgical and some geotech work that we’re going to get out of those holes.

Chris Thompson:	OK. And just remind me again, for Guadalupe, what’s the underground mining method going to be deployed there? And is that the same as what you see for Don Ese?

Mitchell Krebs:	Frank, do you want to talk a little bit about Guadalupe?

Frank Hanagarne:	Yes. Chris, this is Frank. We’re developing there. As we come close to the end of the year here we’re looking forward to 2015 and we’ll ramp up to around a 1,700-ton-per-day mine rate in 2015. And plans are in development to incrementally increase that in ‘16 and ‘17.

Chris Thompson:	Mining method?

Mitchell Krebs:	Yes. Go ahead.

Joe Phillips. Yes, the mining methods that we’ll be using here are very similar to what we currently use in our Palmarejo underground mine, a combination of transverse and (inaudible) stoping.

Chris Thompson:	OK. And the - as far as the widths, for instance, at Don Ese, do you see the same sort of mining method being applied there?

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Moderator: Mitchell Krebs

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Mitchell Krebs:	We do, Chris. The widths there are anywhere from 5 to 15 meters. This to us has a lot of similarities to the 76 clavo back at Palmarejo and the 108 that has really been the source of underground ore for us since 2009. Combined with Independencia, it’ll be a, you know, a new, significant, chunky ore body to complement or to supplement rather Guadalupe.

Chris Thompson:	Great. OK, guys, that’s it for me. Congratulations again. Thanks.

Mitchell Krebs:	OK. Thanks, Chris.

Operator:	Your next question comes for the line of John Burgess from JPMorgan. Go ahead, your line is on.

John Burgess:	Hi, Mitch, everybody. Congratulations on the deal.

Mitchell Krebs:	Hi, John. Thanks.

John Burgess:	Hi. In the Paramount paperwork, it’s just that there’s an expiration agreement with the ejido. You say you’re working with the same one. When are you going to start negotiating a deal for the extension on the property?

Mitchell Krebs:

Yes, the exploration and then, ultimately, exploitation is something that agreement with that ejido is something that will need to be done. The development, though, from our side and underground doesn’t really require any surface disturbance. So in terms of any - you know, we obviously will want to continue exploring at the very least, and we may want the flexibility of including exploitation rights as well, going forward, but that’s not needed to get into Don Ese via underground and commence mining.

But look, they want to see the jobs and the, you know, the activity there. They’re a constructive group and we’ll, you know, we’ll deal with them in the same way that we’ve deal with them historically. But it’s not an impediment to getting into production there.

John Burgess:	Yes, just as a follow on then and a practical question, how are you going to have a second access into this deposit for safety purposes?

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Moderator: Mitchell Krebs

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Joe Phillips:	We can actually, from where we intersect the vein in this decline that we’re looking at, putting a ventilation (inaudible) back up onto our property if need be.

John Burgess:	OK. OK. Well, you’ll need a second access surely. Joe Phillips. That’s correct.

Mitchell Krebs:	Yes.

John Burgess:

Good. And there’s a lot of commentary in the Paramount notes about the rock quality index. You’re saying it’s similar to what you’ve been working with. Is it more extreme or is it in the same ballpark?

Joe Phillips. Yes, it’s very similar. The good news that we haven’t really mentioned yet is the average dips over on the 76 and 108 clavos is about 45 to 50 degrees. The dip over here on the Don Ese is much steeper on the order of 65 to 70 degrees. So we feel like even with the same rock strength they will have better, much easier control of the (containment wall) and so on.

John Burgess:	Thank goodness for gravity. OK, thanks a lot. Well done, guys.

Mitchell Krebs:	Thanks, John.

Operator:	Again, that is star then the number 1 on your telephone keypad. Your next question comes from Jorge Beristain from Deutsche Bank. Your line is open.

Jorge Beristain:	Hi, Mitch. Sorry, I just wanted to follow up on two things again on Palmarejo. If you could - it looks to us like you’re exiting 2014 at roughly a $15 or a one-five cash cost at that mine. And if you could just kind of order of magnitude, give us a sense, because Ese is coming with a 7 percent better silver grade and 30 percent better gold grade, what you would see apples-to- apples being the unit cost there just for comparison if we were to kind of do it on a 2014 (inaudible).

Mitchell Krebs:	Yes. I’ll start - just in my mind I go right to that July mine plan on a standalone basis. With the pickup in grades just a Guadalupe, I think we show then by 2017, 2018 some of that higher grade, really higher-grade material coming in and we see that on an apples-to-apples basis that unit cost going down well into the single digits. I shouldn’t say well into, below 10.

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Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

This has - you factor this in and the cost-per-ounce reductions are in the 10 to 15 percent range, so below that.

Jorge Beristain:	So sorry, 10 to 15 percent below the expected outlook at Guadalupe.

Mitchell Krebs:	That’s right.

Jorge Beristain:	OK. And then my other question is just, given the recent weakness in the Mexican peso, could you just talk a little bit about both the tailwinds that you’re seeing on unit costs, both from oil and, well, obviously, underground is less sensitive, but just from mainly FX and if any oil tailwinds into 2015? And I do understand Mexico has a controlled oil price, so maybe it’s a non-issue there, but just maybe talk to the rest of the core as it relates to oil as well. Thanks.

Mitchell Krebs:

Yes. I’ll start and then, Frank, fill in any gaps that I missed. But just to start at Palmarejo, the big impact obviously I think about it in two areas. One is just pure diesel costs. I think we’re budgeting in 2015 something like 15 percent lower diesel costs versus 14. And that was actually done a few weeks ago, kind of like catching a falling knife on that front.

So we’re clearly seeing some benefit there. That will translate also into lower cyanide costs just given the energy required to make cyanide. So we expect to see some benefits there as well.

At Kensington running on six diesel generators is a big beneficiary of these lower diesel prices. That will make a big difference there. And then, I mean, everywhere, with Rochester, with, you know, with all the mobile equipment there. We’re set up there at Rochester to see a double-digit percentage decline in our unit cost and our cost-per-ounce there in ‘15 versus ‘14. And that plays a big part, not only on the fuel, but on the cyanide there as well.

Frank, did I leave anything out?

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

Frank Hanagarne:	No, I you hit the nail right on the head.

Jorge Beristain:	And then just in terms of FX, can you give us a sense of how much the benefit could be into 2015 of the recent weakness in the peso?

Mitchell Krebs:	I think of our operating costs at Palmarejo, right about 50 to 60 percent of those are peso-based. So as we see that weakening continue, that’s going to be a very nice tailwind to go along with those other benefits.

Jorge Beristain:	Perfect, thanks.

Mitchell Krebs:	OK, sure.

Operator:	This concludes today’s question-and-answer session. I turn the call back over to Mitchell Krebs for closing remarks.

Mitchell Krebs:

OK. Hey, thanks a lot for your time. Again, I know it’s short notice. And thanks for all the questions. Feel free to reach out to any of us should you have any additional questions or need for information. And thanks for taking the time to dial in today.

And happy holidays to everybody and hopefully speak to you soon. Thanks.

Operator:	This concludes today’s conference call. You may now disconnect.

END

Additional Information and Where to Find It

The proposed transaction will be submitted to Coeur’s stockholders for their consideration. In connection with the proposed transaction, Coeur will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coeur and Paramount that will also constitute a prospectus of Coeur. In addition, SpinCo, a subsidiary of Paramount, intends to file a registration statement on Form S-1 that will constitute a prospectus of SpinCo. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Coeur and Paramount file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Coeur free of charge by directing a request to investors@coeur.com, or from Paramount free of charge by directing a request to ctheo@paramountgold.com.

COEUR MINING, INC.

Moderator: Mitchell Krebs

12-17-14/10:000 a.m. ET

Confirmation # 50644810

Participants in Solicitation

Coeur, Paramount, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Coeur’s directors and executive officers in Coeur’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 26, 2014, and its proxy statement for its 2014 Annual Meeting, which was filed with the SEC on March 31, 2014. Information regarding the names, affiliations and interests of Paramount’s directors and executive officers may be found in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014, which was filed with the SEC on September 9, 2014, and its definitive proxy statement for its 2014 Annual Meeting, which was filed with the SEC on October 24, 2014. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation

A registration statement relating to the securities to be issued by Coeur in the proposed transaction will be filed with the SEC, and Coeur will not issue, sell or accept offers to buy such securities prior to the time such registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of such securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction.

For Additional Information:

Bridget Freas, Director, Investor Relations

(312) 489-5910

Donna Mirandola, Director, Corporate Communications

(312) 489-5842

Mark Harnett, MacKenzie Partners

(212) 929-5877

Tim Lynch / Meaghan Repko, Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

www.coeur.com